Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Geeknet, Inc.:

We consent to the incorporation by reference in the registration statements No. 333-175192 and No. 333-182702 on Form S-8 of Geeknet, Inc. and subsidiaries of our reports dated February 23, 2015, with respect to the consolidated balance sheets of Geeknet, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive (loss) income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10‑K of Geeknet, Inc.
On August 1, 2014, Geeknet, Inc. acquired substantially all of the assets and certain liabilities of Treehouse Brand Stores, LLC (“Treehouse”), and management excluded from its assessment of the effectiveness of Geeknet, Inc.’s internal control over financial reporting as of December 31, 2014, Treehouse’s internal control over financial reporting associated with total assets of approximately $3.6 million and total revenues of approximately $5.4 million included in the consolidated financial statements of Geeknet, Inc. and subsidiaries as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Treehouse.

/s/ KPMG LLP
McLean, Virginia
February 23, 2015